Exhibit 77H:

For AXP Partners Growth Fund Fund:

During the six-month fiscal period ended November 30, 2004 , the Fund may serve as an underlying investment of the AXP Portfolio Builder Funds, six affiliated funds-of-funds, principally and/or American Express Financial Corporation through its initial capital investment, became owners of record of more than 25% of the outstanding shares of the Fund.

For AXP Partners Aggressive Growth Fund:

During the six-month fiscal period ended November30, 2004 , the Fund may serve as an underlying investment of the AXP Portfolio Builder Funds, six affiliated funds-of-funds, principally and/or American Express Financial Corporation through its initial capital investment, became owners of record of more than 25% of the outstanding shares of the Fund.